

Mailstop 4628

January 25, 2018

Via E-mail
Mr. Howard J. Thill
Chief Financial Officer
Sanchez Energy Corporation
1000 Main Street, Suite 3000
Houston, Texas 77002

      Re: Sanchez Energy Corporation
                  Form 10-K for the Fiscal Year ended December 31, 2016
                  Filed February 27, 2017
                  File No. 1-35372

Dear Mr. Thill:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Brad Skinner

                  Brad Skinner
                  Senior Assistant Chief Accountant
                  Office of Natural Resources